                                                                  EXHIBIT (a)(7)

                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                           BIRMINGHAM, ALABAMA 35205
                             PHONE: (205) 933-1030

For further information contact:

  Anthony J. Fant
  (205) 933-1030

  Richard Grubaugh
  Beacon Hill Partners
  (212) 843-8500

FOR IMMEDIATE RELEASE

FANT INDUSTRIES MAKES UNSOLICITED OFFER FOR ADDITIONAL SHARES OF HEI, INC.

  NEW YORK, NEW YORK--March 4, 1998--Fant Industries Inc., an acquisition vehicle of Anthony J. Fant of Birmingham, Alabama, has announced a cash tender offer for 468,000 shares, or 11 1/2%, of the Common Stock of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota, at a price of $8.00 net per share. The proposed offer represents a 25% premium over yesterday's closing price of $6 3/8 per share and a 78% premium over the closing price of $4 1/2 per share on December 1, 1997, which was the day before Mr. Fant began accumulating HEI's Common Stock.

  HEI designs and manufactures ultraminiature microelectronic devices for medical, telecommunications, computer peripheral and industrial control applications worldwide.

  Fant Industries stated that the purpose of the offer is to increase its economic stake in HEI and support its efforts to gain control of HEI's Board of Directors. Completion of the tender offer would boost Fant Industries' HEI holdings to almost 30% when added to its current position and shares held directly by Mr. Fant.

  The Fant Industries tender offer, proration period and withdrawal rights will expire on Tuesday, April 7, 1998 at 12:00 midnight New York City Time unless extended.

  R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.